File Copy

TECK COMINCO ARAMA VE MADENCILIK SANAYI TICARET A.S.

June 1, 2007

Fronteer Development Group Inc. &
Fronteer Eurasia Madencilik ltd. Sti
1650 – 1055 Hastings Street West
Vancouver, B.C.
V6E 2E9

Attention: Mark O'Dea, President

Dear Sirs:

Re: Biga Regional JV, Turkey
Memorandum of Understanding

This letter agreement (the "Agreement") sets out the understanding between Fronteer Eurasia Madencilik ltd. Sti ("**Fronteer**") and Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. ("**TCAM**") to extend their exploration of the Biga Regional Area. The Biga Regional Area of Interest is that area of land more fully described in Schedule A and shown on a map, both attached hereto (the "**Biga RA**").

TCAM and Fronteer are parties to an agreement (the "**Biga Property Agreement**") dated October 19, 2004 under which Fronteer had the option to earn an interest in properties within the Biga Area of Interest defined in that agreement, with TCAM having certain earn-back rights. TCAM and Fronteer are also parties to similar agreements dated April 27, 2004 (the "**Agi Dagi Property Agreement**") and May 6, 2004 (the "**Kirazli Property Agreement**"). The Biga Property Agreement, the Agi Dagi Property Agreement and the Kirazli Property Agreement are referred to collectively in this Agreement as the "**Property Agreements**". To date, six of the properties held under the Property Agreements as of this date have become Designated Properties under the Property Agreements and earn-back elections have been made by TCAM in respect of such Designated Properties. All lands that are in the Biga RA but have not been included in the Designated Properties shall be part of the Biga RA hereunder. Such Designated Properties (which for greater certainty also include, for purposes of this Agreement, the Agi Dagi Property Agreement and Kirazli Property Agreement) will continue to be governed by the terms of the applicable Property Agreements (and any further agreements contemplated under such agreements) and references to Biga RA herein shall not include such Designated Properties.

The parties acknowledge and agree that: (i) no further amounts remain payable by Fronteer under section 10 (Area of Interest) of the Biga Property Agreement; and (ii) with the additional $100,000 paid by Fronteer under section 4 of this Agreement, Fronteer has completed all obligations to fund $2,000,000 cumulative Expenditures as provided for in section 2 of the Biga Property Agreement.

Under this Agreement, Fronteer and TCAM have agreed to establish a regional strategic alliance in respect of the Biga RA. Following signing of this Agreement TCAM as provided for in section 11, in consultation with

Fronteer, will incorporate separate joint venture companies (each a "**Holdco**") under the laws of Turkey for the purpose of receiving title to the Properties as they become Designated Properties hereunder. The parties would then participate as joint venture partners through one or more Holdcos, with their respective rights and obligations governed by a shareholders agreement, all as set out in this Agreement.

Unless otherwise noted, all amounts are in US dollars.

1. Representations and Warranties

Each of TCAM and Fronteer warrants and represents to the other that:

(a) it has the right, power and authority to enter into this Agreement, and that it has obtained all necessary internal corporate approvals, consents and authorizations to enter into this Agreement and complete the transactions contemplated in this Agreement; and

(b) this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms

2. Biga Option Agreement

The Biga Option Agreement shall cease to apply to the Biga RA.

3. Formation of Biga Regional JV

TCAM and Fronteer hereby form a strategic alliance to jointly explore the Biga RA to identify and acquire mineral properties that will then be held through a corporate joint venture or joint ventures in a Holdco as contemplated by sections 11 and 12.

4. 2007 Survey – Initial Program

The parties hereby agree to a first year budget and a program that will be managed by TCAM but jointly staffed by TCAM and Fronteer. Each party shall be entitled to a credit for contribution of its staff to that program in an amount equivalent to the base salaries of that staff (plus 35%, representing the agreed cost of benefits) for time spent by that staff on the Biga program. The Manager shall not be entitled to a charge under section 4(b) for any of the staff costs on the program. This program and budget will encompass an initial airborne magnetic and radiometric survey followed by a ground follow-up exploration and acquisition, which may include drill testing. The first year budget over the Biga RA will be approximately US$750,000 including the airborne survey. Fronteer will fund the first US$100,000 for the first year program and the balance of the first year program and thereafter during the Exploration Term (as defined below) will be funded 60% by TCAM and 40% by Fronteer in accordance with section 9.

"Expenditures" means during the term of this Agreement prior to the incorporation of a Holdco:

(a) all costs, expenses, charges and outlays, direct and indirect, funded or incurred excluding value added taxes that are recoverable, payable during the term of this Agreement, including, without

limiting generality, all on-site costs, including but not limited to, costs for prospecting, claim staking, tenure obligations, taxes, mapping, surveying, permitting, geochemical surveys, geophysical surveys, sampling, assaying, trenching, drilling, geochemical analyses, road building, drill site preparation, feasibility studies, drafting, report writing, consultants, negotiating access agreements, compensation payable to owners or occupiers of land and all other project expenditures; and

(b) a charge of 10% on the costs, expenses, charges and outlays set out in section 4(a) (excluding costs for payment of taxes or cash payments made on acquisitions of mineral, surface or water rights from third parties or government auctions) for administrative services and head office services provided by TCAM or any Affiliate. This charge is intended as a reimbursement of the costs of the time and expenses incurred by both the head office of TCAM's Affiliates and TCAM's Turkish office management and support functions. The charge has been established on the basis that TCAM shall not profit nor suffer loss by virtue of providing these functions. However, this charge shall not be subject to audit but may be reviewed by the parties from time to time.

5. Creation of Designated Properties

From time to time, before November 30, 2008, TCAM and Fronteer will review the exploration data they have generated and mutually identify any and all new targets covering lands they jointly propose to acquire within the Biga RA. Target areas are expected to have an approximate minimum size of 1000 hectares and an approximate maximum size of 1500 hectares. However, there will be no limit to the number of target areas possible. The parties will endeavor to acquire as much of the mineral rights within the target areas as is possible prior to November 30, 2008; provided that in the case of the mineral rights identified for acquisition but not yet acquired, if preliminary terms are submitted to the owner of those mineral rights before November 30, 2008, the reference to the November 30, 2008 dates in this section 5 and section 6 shall be deemed to be extended to May 31, 2009 for the target area covering those mineral rights. The period from the date hereof until November 30, 2008 (or extended to May 31, 2009 in the circumstances provided in this section 5) is referred to herein as the "**Exploration Term**". The mineral rights acquired within a target area, together with the area of land which lay within one kilometer of the target areas, will be deemed to comprise a "**Designated Property**". Following November 30, 2008 (or May 31, 2009 in the circumstances provided for in section 5) and except as contemplated in section 6 or as otherwise expressly contemplated in this Agreement, this Agreement shall cease to apply to the balance of the lands in the Biga RA that have not been acquired and included as a Designated Property and each party will be free thereafter to acquire, for its own account, additional mineral rights or other rights or properties within the Biga RA.

Each Designated Property shall be governed by a separate Agreement as provided for in section 11.

6. Biga RA Acquisitions

If prior to November 30, 2008 (or May 31, 2009 in respect of certain identified but unacquired mineral rights as provided for in section 5), either party acquires a right or interest (in this section 6 called the "**Acquired Right**") in any mineral, surface or water rights within the Biga RA, or within the boundaries of a Designated Property which has been designated under this Agreement, whether that acquisition is

by application for properties or through an underlying agreement or otherwise, the acquiring party shall promptly give the other party written notice, offering to have the Acquired Right become subject to the terms and conditions of this Agreement. The acquiring party shall include with its notice all information and data in its possession or control regarding that Acquired Right, a statement of the acquisition costs of that Acquired Right and a work plan and budget for the work it intends to carry out in respect of that Acquired Right in the ensuing 12 months. The other party may elect, by return notice within 30 days, to have that Acquired Right added to, and held on the terms contemplated in, this Agreement, including, with its notice a cheque or confirmation of wire transfer for its proportionate share of the acquisition costs paid by the acquiring party. If the other party does not make that election, the acquiring party shall be entitled to retain the entire Acquired Right. Each party shall act in good faith and consult the other reasonably in advance of proposing to acquire any right or interest from third parties.

For greater certainty, during the Exploration Term, any right or interest acquired from third parties by a party hereunder is subject to this Agreement and if either party does not fund its prorata share (being TCAM as to 60% and Fronteer as to 40%), of the acquisition costs of that right or interest, such non-funding party will be deemed to have forfeited any interest in that right or interest provided the other party is in compliance with the terms of this section 6 in respect thereof.

7. Technical Committee

The parties shall, as soon as practicable, after execution of this Agreement, establish a committee (the "Technical Committee") to serve as a forum through which all parties can be actually engaged in the design and implementation of work plans and budget estimates (**"Program"**) for jointly targeted Properties within the Biga RA and to review Program results from time to time prior to the implementation of the provisions in sections 11 and 12 in respect of a Designated Property. A party shall be entitled to representation on the Technical Committee and may be represented by such individuals that party considers appropriate for the subject matter of discussion at the meetings and the nature of the Program to be considered. Without limiting generality, the Technical Committee shall:

(a) evaluate the results of Program work;

(b) evaluate, comment and approve upon:

  (i) the scope, budget and timing of proposed Programs including all alternative suggestions or proposals of Technical Committee members;

  (ii) any proposed acquisitions and proposed terms of acquisition; and

  (iii) any proposed tenure abandonments or reductions.

Meetings shall be held on not less than seven days' notice from Fronteer or TCAM to the other party and shall be held not less frequently than quarterly unless otherwise agreed by all parties. A member may waive in writing the giving of notice for any meeting, either before or after the meeting. Technical Committee decisions will be made by simple majority based upon the interest percentages held by the parties.

8. Manager

TCAM shall be the "Manager" of all work Programs in respect of each of the Properties on the Biga RA prior to implementation of the provisions of sections 11 and 12 in respect of a Designated Property. Subject to approval of the Technical Committee, TCAM will carry out such work Programs as each of TCAM and Fronteer have jointly committed to fund. In connection with the foregoing, TCAM will:

(a) implement exploration Programs and shall, subject to Fronteer making payments as contemplated in section 9, make all Program expenditures within the approved budget contemplated in section 7 necessary to carry out such Programs;

(b) have possession of the Property and right to do work and explore the Property and to incur Program expenditures within the approved budget contemplated in section 7; provided that Fronteer will have access at all reasonable times to the Property which shall be at its sole cost and risk, unless Fronteer supplies staff to the project in which case TCAM will reimburse or, at Fronteer's option, credit Fronteer 60% of such costs;

(c) perform its obligations and conduct all operations hereunder in a workmanlike and commercially reasonable manner, in accordance with sound mining, engineering and processing methods and practices;

(d) conduct its operations hereunder in compliance with applicable laws;

(e) keep the Property free and clear from any liens or encumbrances relating to its work on the Property;

(f) regularly provide Fronteer with copies of all regular progress reports and explorations results (including copies of any drill records, assays, maps, plans and all other relevant factual information and materials);

(g) do and file such assessment work or other reports required to maintain tenure to the Property in good standing;

(h) maintain accounts of its Expenditures on the Property in accordance with accounting principles generally accepted in the mining industry and in a manner consistent with the accounts it maintains for its other joint venture projects; and

(i) maintain insurance coverage of at least $10 million in comprehensive general liability coverage, insuring against claims for personal injury (including death) and against claims for property damage which may arise directly or indirectly from the Manager's activities on or in respect of the Biga RA and any Designated Properties hereunder; and

(j) such other responsibilities as determined from time to time by the Technical Committee.

Fronteer shall have the right, at its cost but chargeable as an Expenditure, to appoint a representative to the exploration team carrying out exploration Programs.

Fronteer shall, as to 40% thereof, indemnify and save the Manager harmless from an against any loss, liability, claim, demand, damage, expense, injury and death (including, without limiting the generality of the foregoing, legal fees but excluding indirect or consequential damages) resulting from any act or omission of the Manager during the Exploration Term, or its affiliates or their directors, employees, agents or contractors done or omitted to be done:

(k) wat the direction, or within the scope of the direction, or with the concurrence of the Technical Committee, as the case may be; or

(l) unilaterally and in good faith by the Manager to protect life or property;

provided that the Manager has otherwise performed its duties and obligations as contemplated in section 8(c).

9. Funding Approved Programs

During the Exploration Term and prior to the implementation of section 11 and 12 in respect of a Designated Property target area or the Biga RA, each of Fronteer and TCAM will fund Expenditures according to a schedule of advances that has been mutually agreed by each of TCAM and Fronteer at the outset of each approved Program and with 30 days of invoice by the Manager for allowable Expenditures not contemplated in the advance schedule. If Fronteer fails to fund those Expenditures on or before the due dates established in the advance schedule (or within 30 days of the Manager's invoice), it will have 10 days after receipt of a notice of default from the Manager to pay the amount due, failing which payment Fronteer will forfeit any interest in the particular Designated Property to which the Program related or, if the Program related to project identification or acquisition in the Biga RA, Fronteer will forfeit any interest in any mineral rights acquired or identified for acquisition under that Program, and this Agreement will thereafter cease to apply to that particular Designated Property or those mineral rights.

To minimize the payment of any value added taxes the Manager, after discussion with the other party, will, where reasonably practicable and appropriate, arrange that invoices by third party contractors are split between the parties, on such basis as the parties agree, for payment by each party separately.

Where Expenditures are incurred across more than one target area or Designated Property, the Manager, acting reasonably, shall allocate those Expenditures to the target area or Designated Property to which such Expenditures relate.

10. Information Sharing

During the Exploration Term, each of Fronteer and TCAM shall cooperate with each other to ensure that the other party is apprised of all available factual information relating to the Biga RA, the Properties therein and the results of the investigations made during the Exploration Term are made available to each of the parties.

11. Incorporation of Holdco

Promptly following the parties acquiring mineral properties that will comprise a Designated Property in accordance with the terms of this Agreement, TCAM, in consultation with Fronteer, will incorporate a separate company (each a "Holdco") under the laws of Turkey for each such Designated Property which will hold title to the Designated Property pursuant to the terms of this Agreement. Unless otherwise agreed between the parties the constating documents of each Holdco shall be substantially the same as those used to establish the Holdco for the Agi Dagi Property. It is acknowledged that there

will be a separate Holdco for each such Designated Property. The actual out-of-pocket cost of incorporating each Holdco will be borne by TCAM as to 60% and Fronteer as to 40%.. Each Holdco shall be incorporated with a capital structure and in a manner, consistent with this Agreement, which will optimize tax benefits and minimize adverse tax consequences to such Holdco and the parties and liability of the parties to the amount of their capital investment in such Holdco. The price at which a Designated Property will be transferred to a Holdco is at the minimum price permitted by Turkish law, but at least an amount representing the initial capital of Holdco contemplated in section 12. Each Holdco will enter into an agreement with each of Fronteer and TCAM on the terms as set out from section 12 onward of this Agreement, together with such further terms as agreed by the parties or which are necessary to give full effect to such terms and to effect a binding joint venture agreement on the basis of such terms. Each Holdco will be formed with corporate objects appropriate for the further exploration and, if feasible, development of the Designated Property.

Notwithstanding the foregoing, the parties may for administrative expedience determine that all Designated Properties be held in one Holdco until such time as significant planned Expenditures on any on Designated Property warrant that Designated Property being transferred to its own separate Holdco.

12. Formation of Corporate Joint Venture

Promptly upon a mineral property or mineral properties having been designated as a Designated Property under section 5, TCAM and Fronteer will be deemed to have formed a corporate joint venture (each a "**Joint Venture**") to further develop such Designated Property, the terms of which Joint Venture are set out in section 12 onward in this Agreement and will be embodied in a shareholders' agreement entered into to govern the affairs of such Holdco. At the date of formation of each corporate Joint Venture, the capital of each Holdco will be an amount which is equivalent to the Expenditures incurred by TCAM and Fronteer on or in respect of that Designated Property to the date of such Holdco's incorporation. At that date, TCAM and Fronteer (collectively the "**Shareholders**" and individually a "**Shareholder**") will be deemed to have contributed to each Holdco's capital prorata the interests they held in that Designated Property immediately prior to the date of each Holdco's incorporation, being TCAM as to 60% and Fronteer as to 40% unless otherwise agreed by the parties. The parties' relationship in each Holdco will be governed by the constituent documents for such Holdco as required by the laws of Turkey and a shareholders' agreement, and such other documents as may be mutually agreed, each of which shall be consistent with the provisions of this Agreement.

13. Operator

TCAM will be the initial operator (the "**Operator**") of each Joint Venture, through a contract with Holdco. TCAM is entitled to remain Operator so long as it has the single largest shareholding in Holdco. If a party ceases to be the largest shareholder in Holdco, the other party holding the largest shareholding shall be entitled to become Operator. The Operator will be responsible for the daily direction of exploration, development and mining activities which it carries out on behalf of such Joint Venture and, in connection therewith, will have the following rights and obligations:

(a) implement Programs and shall make all Program Costs within the approved budget contemplated in section 14 necessary to carry out such Programs;

(b) have possession of the Designated Property and right to do work and explore the Property and to incur Program Costs within the approved budget; provided that Fronteer will have access at reasonable times to the Designated Property which shall be at its sole cost and risk;

(c) perform its obligations and conduct all operations hereunder in a workmanlike and commercially reasonable manner, in accordance with sound mining, engineering and processing methods and practices;

(d) conduct its operations hereunder in compliance with applicable laws;

(e) keep the Designated Property free and clear from any liens or encumbrances relating to its work on the Designated Property;

(f) regularly provide Fronteer with copies of all regular progress reports and exploration results during periods of active exploration and with an annual summary of the work performed and the results obtained. The annual summary shall include copies of any drill records, assays, maps, plans and all other relevant factual information and materials not previously delivered;

(g) do and file such assessment work or other reports required to maintain tenure to the Property in good standing;

(h) maintain accounts of its Costs on the Designated Property in accordance with accounting principles generally accepted in the mining industry and in a manner consistent with the accounts it maintains for its other joint venture projects;

(i) maintain insurance coverage of at least $10 million in comprehensive general liability coverage, insuring against claims for personal injury (including death) and against claims for property damage which may arise directly or indirectly from the Operator's activities on or in respect of the Designated Property; and

(j) such other responsibilities determined from time to time by the Board.

Following the formation of the Joint Venture, each Shareholder, in proportion to its pro rata interest in the Joint Venture at the date the indemnifying event occurs, shall indemnify and save the Operator harmless from an against any loss, liability, claim, demand, damage, expense, injury and death (including, without limiting the generality of the foregoing, legal fees but excluding indirect or consequential damages) resulting from any act or omission of the Operator or its affiliates or their directors, employees, agents or contractors done or omitted to be done:

(k) at the direction, or within the scope of the direction, or with the concurrence of the Board (as defined herein), as the case may be; or

(l) unilaterally and in good faith by the Operator to protect life or property;

provided that the Operator has otherwise performed its duties and obligations as contemplated in section 13(c).

14. Holdco's Board of Directors

Upon incorporation of a Holdco, a Board of Directors (the "**Board**") will be appointed so that it is comprised of five representatives with the majority Shareholder entitled to three directors and the minority Shareholder to two directors. A representative appointed by the Operator shall be entitled to be Chairman but shall not have any second vote by virtue of being Chairman. Each director shall have an alternate who can act in the absence of the appointed director. The formal agreement will provide for more administrative matters such as notices, time and place of meetings, minute taking, etc. on a

basis agreed by the parties, acting reasonably. To the maximum extent permissible under applicable laws, the Board will have the right, power and authority to make all decisions concerning the management, finances, operations, activities, actions, affairs and business of Holdco, including without limitation all decisions with respect to the following matters:

(a) the creation, development, implementation and carrying out of Programs;

(b) all exploration, development, mining and other activities and operations of Holdco;

(c) the maintenance, protection, defense, curing and perfection of title to the concessions and the Designated Property;

(d) obtaining and maintaining permits, licences, approvals and authorizations;

(e) the hiring and firing of employees, attorneys, accountants, consultants and other agents;

(f) obtaining and maintaining policies of insurance with respect to the assets and operations of Holdco (as the Board deems appropriate and desirable in its discretion);

(g) the disposition, sale, lease or other transfer of any of the assets or property of Holdco, other than as provided in section 14(s);

(h) the acquisition, purchase or lease of any right, title or interest in any new or additional assets, minerals or other real or personal property;

(i) the construction, repair, commissioning or replacement of any facility, plant, improvement, road, building, capital improvement or infrastructure;

(j) the incurring of debt and the granting of any liens and encumbrances on the assets or property of Holdco, provided that no debt on the property of Holdco or of Holdco will be incurred prior to a production decision and mine project financing;

(k) maintaining all required accounting and financial records in accordance with Canadian generally accepted accounting principles ("**GAAP**"). If a GAAP other than Canadian GAAP in respect of Holdco is prepared, then the accounting and financial records will also be translated into Canadian GAAP compliant statements;

(l) the initiation, defense and settlement, through independent attorneys or otherwise, of litigation;

(m) the treatment, milling or processing, smelting, refining, beneficiation, commingling, disposition and sale of minerals produced from the Designated Property; and

(n) the establishment and maintenance of cash reserves to cover the anticipated costs of reclamation, environmental compliance and other foreseeable liabilities and obligations.

Board and Shareholder decisions will be made by simple majority based on percentage shareholding except that any decision by Holdco

(o) to conduct any business other than related to exploration and mining on or for the benefit of the Designated Property;

(p) to borrow money other than for financing the construction of a mine and working capital for mine operations;

(q) to issue shares to any third party who is not already a Shareholder;

(r) to wind up, amalgamate or undertake a corporate merger or similar transaction; or

(s) to sell or dispose of all or substantially all of the assets, or of any material asset, of Holdco or of the Designated Property;

shall require unanimous approval of the Board or the Shareholders. In order to enable decisions that have been properly made under this Agreement to be implemented even if Turkish corporate law provides for higher percentage approvals, the parties agree that except for the issues in sections 14 (o) to (s), if greater than 50% Shareholder approval is required under Turkish law, a party holding 50% or less shall attend at Shareholder meetings and vote its shares in favour of resolutions proposed by the Shareholder or Shareholders, holding more than 50% of the shares of Holdco.

Notwithstanding the approval process above in this section 14, if a Board of a Holdco should decide to or abandon all or a portion of the Designated Property, the Operator will give the non-Operator 60 days notice of that intention to abandon and will transfer that part of the Designated Property, at no cost, other than any value added or transfer taxes that may be payable, or nominal cost, to the non-Operator, in good standing to at least the end of the Operator's 60-day notice period aforesaid, if the non-Operator so requests within 30 days of the Operator's notice, in which event that part of the Designated Property will no longer be subject to this Agreement.

15. General Manager

Upon formation of a Holdco, the Board shall appoint a General Manager who shall be a nominee of the majority Shareholder reasonably acceptable to the other shareholder. Until the Board determines that a Holdco should hire its own staff or assume specific duties regarding mining operations, which obviates the need for an Operator, the powers conferred upon the General Manager shall be subordinate to those granted to the Operator and, accordingly, the General Manager shall exercise such powers only to the extent they are not reserved for the Operator or incompatible to the powers and obligations of the Operator.

16. Exploration Programs

Under each Joint Venture, each Operator is to propose draft Programs of exploration for Board approval. Each party may elect to contribute its proportionate share of the Costs (as defined herein) of each approved Program. Unless otherwise approved, contributions will be made by way of equity in each Holdco. If a party elects not to contribute, the parties' respective shareholdings in such Holdco will be adjusted as contemplated in section 18, so that its percentage shareholding is proportionate to its initial contribution to Holdco's capital as contemplated in section 12 and its subsequent contributions to Costs compared to the total contributions to Holdco's capital and Joint Venture Costs by both parties. However, if a Program to which a party elected not to contribute is completed or terminated with less than 80% of the budgeted Costs having been incurred, the non-contributing party will be given notice thereof, including the results of the program, and it may within 30 days elect to contribute its proportionate share of the Costs actually incurred based on its prior shareholding and thereby retain its proportionate shareholding.

17. Non-Operators Program

This section 17 shall apply only to a Joint Venture if the non-Operator holds at least a 30% interest in a Holdco and less than $4,000,000 in Expenditures and Costs under this Agreement have been incurred on the Designated Properties held by such Holdco. If in any calendar year commencing with 2008, the

Operator has not carried out an approved Program which is in excess of tenure holding requirements and by March 1 in the next calendar year, being 2009 or later, the Operator does not propose a Program with a budget which is in excess of tenure holding requirements, the non-Operator may, by March 31 in that year, submit a draft Program and budget provided the Costs of that budget when aggregated with prior Expenditures and Costs incurred on or in connection with that Designated Property do not exceed $5,000,000. The non-Operator's submission of a draft Program shall be a commitment on its part to fund the entire Costs budgeted for that Program if the Operator elects not to contribute.

If, within 30 days, the Operator elects to fund its share of Costs of the non-Operator's Program, the Operator may elect to modify the work plan, but not the budget, for the Program and the Operator shall carry it out. If the Operator does not elect to fund its share of Costs, the non-Operator shall carry out the Program and the non-Operator's interest in Holdco will be proportionately increased by the additional expenditures being funded by the non-operator; provided that, if the non-Operator completes the Program with less than 80 percent of the budgeted Costs having been incurred, the Operator may contribute its share of the actual Costs incurred and thereby maintain its shareholding.

18. Share Subscription

Under each Joint Venture, the Costs of each approved Program shall be funded by the shareholders of each Holdco through a subscription for new shares of such Holdco. Each new share will be offered for subscription at a price of one dollar ($1) per share. Each shareholder will be entitled to subscribe the portion of the newly offered shares that is proportionate to its then existing shareholding in Holdco, or any lesser number of shares. Holdco shall issue, from time to time, such number of shares to each of the shareholders so that its shareholding in Holdco is proportionate to that of the Shareholders' contribution to the total capital of such Holdco. In respect of an approved Program the Board shall provide to each of the shareholders a notice of the total number of new shares available for subscription and of the number of new shares available for subscription by each of the shareholders. Within 30 days, if the total budget of Costs is less than or equal to US$1,000,000, or 60 days, if the total budget is more than US$1,000,000, each of the shareholders shall provide a written notice to the Board specifying the number of new shares for which it elects to subscribe, which election shall be final and binding. If either shareholder fails to timely provide such a written notice to the Board, it shall conclusively and irrevocably be deemed to have elected not to subscribe any of the new shares. If either shareholder elects (or is deemed to have elected) not to subscribe some or all of the new shares available to it, those shares shall promptly be made available for subscription (at the same price of $1 per share) to the other shareholder. If the shareholders ultimately and collectively subscribe less than all of the newly offered shares, the Board shall have the right, in its discretion, either to cancel and rescind the new approved Program (in which case the corresponding subscription for new shares by the shareholders shall also be canceled and rescinded) or to propose a revised Program to the shareholders.

Under each Joint Venture, if at any time a shareholder's shareholding in a Holdco is reduced to less than 10% that shareholder will immediately forgo any remaining interest in the Holdco Property and this Agreement and the shareholder will be deemed to have transferred its shares in Holdco to the remaining shareholders prorate for nominal consideration.

19. Production Decision

Under each Joint Venture, each Holdco may, if its Board approves, cause the Operator to prepare a Feasibility Study as a separate Program. The Feasibility Study which is prepared by the Operator shall include an assessment of the same matters as set out in section 20 and is to be in a form which the Operator, acting in good faith, considers suitable for each of the parties in arranging production financing for their respective shares of mine costs. A Holdco's Board shall not meet to consider a Feasibility Study any sooner than 60 days after it was delivered to each party, unless the parties agree to an earlier meeting. Each party is entitled to elect, upon notice to the Operator within 90 days after the date the Board approved a production decision, to participate in the Costs required to construct and operate the mine (the "Construction Costs") at its then percentage shareholding, or some lesser percentage (but at least 10%), in which latter case the shareholdings of the parties shall be adjusted so that each party has a shareholding percentage equivalent to its level of participation. If a party to a Joint Venture does not elect to participate at a level of at least 10% of the Construction Costs, that party will immediately forgo any remaining interest in the applicable Holdco, the Designated Property of such Holdco and the applicable Joint Venture agreement relating to such Designated Property and such Holdco, and such party will be deemed to have transferred its shares in such Holdco to the remaining shareholder for nominal consideration.

20. Feasibility Study Defined

Under a Joint Venture, any Feasibility Study prepared pursuant to this Agreement or any Joint Venture in respect of a Holdco shall contain all geological, engineering, operating, economic and other relevant factors which are to be considered by the Operator, acting reasonably and in good faith, to be in sufficient detail that the report could reasonably serve as the basis for a decision by an independent commercial financial institution to finance the development of the Designated Property for commercial production. The Feasibility Study shall examine the following matters: ore reserves; mining methods; metallurgy and processing (including metal recovery); environment, tailings and waste disposal; capital and operating cost estimates; manpower, social and community affairs; transportation methods and costs; marketing; project financing alternatives; a sensitivity analysis; such other matters as are appropriate. The Feasibility Study shall include at least the following information:

(a) a description of that part of the Designated Property to be covered by the proposed mine;

(b) the estimated recoverable reserves of minerals and the estimated composition and content thereof;

(c) the proposed procedure for development, mining and production;

(d) results of ore amenability tests;

(e) the nature and extent of the facilities proposed to be acquired which may include mill facilities, if the size, extent and location of the ore body makes such mill facilities feasible, in which event the study shall also include a preliminary design for such mill;

(f) the total costs, including capital budget, which are reasonably required to purchase, construct and install all structures, machinery and equipment required for the proposed mine, including a schedule of timing of such requirements;

(g) all environmental impact studies and costs;

(h) the period in which it is proposed the Designated Property shall be brought to commercial production;

(i) such other data and information as are reasonably necessary to substantiate the existence of an ore deposit of sufficient size and grade to justify development of a mine, taking into account all relevant business, tax and other economic considerations; and

(j) working capital requirements for the initial four months of operation of the Designated Property as a mine or such longer period as may be reasonably justified in the circumstances.

21. Reimbursement of Operator

Under each Joint Venture, the Operator shall be reimbursed by Holdco for any costs it incurs on behalf of Holdco in carrying out approved exploration Programs and implementing a production decision. "Costs" means:

(a) all costs, expenses, charges and outlays, direct and indirect, made or incurred by the Operator or by Holdco on or in respect of the Designated Property after the formation of the Joint Venture within budgets approved by the Board of Directors of the Joint Venture; and

(b) any amounts required to reimburse or indemnify the Operator as contemplated in section 13;

(c) an operator's fee as follows:

 (i) an operator's fee of 10% of costs, expenses, changes and outlays under section 21(a) (excluding costs for payment of taxes or cash payments made on acquisitions of mineral, surface or water rights from third parties or government auctions) incurred during the Joint Venture prior to a decision to construct a mine on a Designated Property; and

 (ii) an operator's fee of 3% of costs incurred after a decision is made to construct a mine on a Designated Property.

22. Financing Holdco's Costs

Under each Joint Venture, unless otherwise agreed by the shareholders, all mine Construction Costs required by Holdco will be financed through as high a proportion of third party debt as may be obtained on reasonable commercial terms and the balance by way of shareholders' loans to Holdco or equity as agreed between the parties, and failing agreement the balance will be by way of equity. The equity component of the financing will be funded in the same manner as a Program under section 18. Except as for mine financing or with the consent of all shareholders, no shareholder shall pledge, charge or otherwise encumber its shareholding in Holdco.

After the completion date of the mine all Costs incurred on operating the mine and its ultimate closure and reclamation ("**Operating Costs**") will be funded out of cash flow from operations and any losses funded by the parties in proportion to their Shareholding in Holdco.

23. Mine Construction and Operations

Under each Joint Venture, a mine will be constructed substantially in accordance with the Feasibility Study, as approved by the Board, subject to the unanimous decision of the Board to approve reasonable variations in construction. Commencing with the completion date of mine construction, all mining operations shall be planned and conducted and all estimates, reports and statements shall be prepared and made on the basis of a calendar operating year. It is intended that operating plans will be designed so that the mine is operated at production rates contemplated in the Feasibility Study and the Designated Property explored to delineate new ore reserves to achieve those production rates. Operating plans will be in substantial conformity with the production rates contemplated in the Feasibility Study until completion of payback of third party mine construction debt, subject to the unanimous decision of the Board to vary from such. If the Board is deadlocked over the first or any subsequent operating plan during this period, the operating plan proposed by the Operator will prevail provided the budget does not exceed the budget forecast for that year in the feasibility study, or a forecast subsequently unanimously approved by the Board, plus 10%. Thereafter operating plans will be decided by the Board on a calendar year basis taking into reasonable account the views of the parties in respect of the operating plans.

24. Sale of Product

Under each Joint Venture, to the extent permitted by law and the contracts by which any project financing is provided, Holdco may, if it has not hired its own employees who have the capacity to market the products, appoint the Operator to be a sales agent for that portion of products produced by Holdco on terms and conditions which are consistent with industry practice.

25. Dividends

Under each Joint Venture, Holdco shall declare and pay on an annual basis the maximum dividend or distribution possible, based on net tax profits, after making due provision for maintenance of adequate working capital, reserves required to be established in connection with mine construction project financing obligations and reserves established in accordance with generally accepted accounting principles in respect of mine closure and reclamation costs; provided, however, that the Board may agree to establish such other reasonable reserves as they deem prudent in the circumstances.

26. Right of First Refusal

Under each Joint Venture, each party's shareholding in Holdco will be subject to a right of first refusal in favour of the other party. Accordingly, a party wishing to dispose of its shares in a Holdco will offer to sell it to the other party for a price and on terms which the disposing party establishes is prepared to sell its shares under a binding third party offer which it is prepared to accept and a copy of which it has provided to the other party. If the other party does not accept within 30 days the disposing party shall thereafter have 60 days to dispose of those shares to that third party on the terms of the third party offer aforesaid. The right of first refusal shall not apply to transfers to affiliated corporations that remain affiliated corporations.

27. No Partnership

The rights and obligations of the parties shall be several. Nothing contained in the agreement shall be construed as creating a partnership or in imposing any fiduciary duty on any party.

28. Force Majeure

If a party is prevented from or delayed in performing any obligation under this Agreement by any cause beyond its reasonable control, excluding only lack of finances, but including, without limitation, acts of God, strikes, lockouts, or other industrial disputes, acts of the public enemy, war, insurrection, riots, fire, storm, flood, explosion, government restriction, failure to obtain any approvals required from regulatory authorities (provided the approvals were properly applied for in a timely way), including environmental protection agencies, unavailability of equipment, interference of third party specific interests groups or other causes whether of the kind enumerated above or otherwise which is not reasonably within the control of the party, then the time for the performance of that obligation shall be extended for a period equivalent to the total period the cause of the prevention or delay persists regardless of the length of such total period; provided that party promptly notifies the other party and takes all reasonable steps to remove or remedy the cause of the prevention or delay insofar as it is reasonably able to do so and as soon as possible. Without limiting the foregoing, an operator under a Joint Venture may claim force majeure for a period of up to one year, extendable for one additional year upon notice by the party to the non-Operator, which includes a written report summarizing events that have occurred and prospects for resolution, if such party, acting reasonably, believes that social or political unrest in the region of the Designated Property or the threat of that unrest will endanger the safety of its employees or the employees of its contractors if the operator were to continue with the Program unless such social or political unrest is caused by action or inaction by the Operator.

29. Disputes

Any matter in dispute hereunder (or under a Joint Venture) will be determined by a single arbitrator to be appointed by the parties, provided that no dispute or disagreement regarding the merits of a Program, a production decision or any other matter which is to be determined hereunder by the Management Committee will be determined by arbitration or any other form of dispute resolution and no arbitrator or appointed under this section 29 or any court will have jurisdiction in connection therewith.

Any party may refer any such matter in dispute to arbitration by written notice to the other party and, within 10 business days after receipt of such notice, the parties will agree on the appointment of an arbitrator. No person will be appointed as an arbitrator hereunder unless such person agrees in writing to act. If the parties cannot agree on a single arbitrator, or if the person appointed is unwilling or unable to act, either party may submit the matter to arbitration before a single arbitrator in accordance with the rules of the British Columbia International Commercial Arbitration Centre (in this article the "Rules").

Except as specifically provided in this section 29, an arbitration hereunder will be conducted in accordance with the Rules. The arbitrator will fix a time and place in Vancouver for the purpose of hearing the evidence and representations of the parties and he will preside over the arbitration and

determine all questions of procedure not provided for under such Rules or this section 30. After hearing any evidence and representations that the parties may submit, the arbitrator will make an award and reduce the same to writing and deliver one copy thereof to each of the parties. The decision of the arbitrator will be made within 45 days after his appointment, subject to any reasonable delay due to unforeseen circumstances. The expense of the arbitration will be paid as specified in the award. The award of the single arbitrator will be final and binding upon each of the parties.

If in connection with an arbitration hereunder (including with respect to the jurisdiction of the arbitrator) resort must be had to the courts, such matters will be referred to the courts of the Province of British Columbia who will have exclusive jurisdiction to hear and determine such matters. Nothing contained in this section 29 is intended to affect the rights of a party to enforce a judgment or award outside of British Columbia by whatever means may be available at law.

30. Governing Law

The Agreement (and each Joint Venture) shall be governed by the laws of British Columbia, Canada. The parties hereby consent to the jurisdiction of the courts of British Columbia, Canada and hereby agree to attorn to the jurisdiction of those courts for settlement of those disputes under this Agreement.

31. Confidentiality of Information

During the term of this Agreement, all information and data concerning the Designated Property shall be kept confidential and, except to the extent required by law or in connection with the customary reporting requirements or investor relations activity of a party or its affiliates, shall not be disclosed to any person other than an affiliate without the prior consent of the other party, which consent shall not unreasonably be withheld, conditioned or delayed.

32. Press Releases

A party proposing to issue a press release relating to the Designated Property shall provide a copy to the other party for its information and comment at least two days prior to release unless a shorter time period is required by law or regulatory authority, with such determination to be at the sole discretion of the party issuing the press release. If the other party does not respond within the two days it will be deemed not to have any comments. However, each party shall obtain prior approval of the other party, which approval may not be unreasonably withheld, before issuing any press release or public statement using the other party's name, the name of any of the officers, directors or employees of the other party, or the name of any of its subsidiaries, unless such use of the other party's name is limited to a statement of fact of ownership of the Joint Venture or Designated Property.

33. Notices

Any notice, direction or other instrument required or permitted to be given under this Agreement will be addressed as follows:

If to **TCAM**:

Teck Cominco Arama ve Madencilik San.Tic.A.S.
Turan Gunes Bulvarı No:86 Kat:4-5
Yildiz Cankaya
Ankara, Turkey

Attention: General Manager
Fax: (90 312) 440-9733

With a copy to **Teck Cominco Limited**:

Teck Cominco Metals Ltd.
600 - 200 Burrard Street
Vancouver, BC
V6C 3L9

Attention: Corporate Secretary
Fax: (604) 640-5395

If to **Fronteer** at:

Fronteer Eurasia Madencilik ltd. sti
Farabi Sokak 13/9
Cankaya Ankara
Turkey 06680

With a copy to **Fronteer Development Group Inc.**

Fronteer Development Group Inc.
1650 – 1055 Hastings Street West
Vancouver, B.C.
V6E 2E9

Attention: President
Fax: (604) 632-4678

Any notice, direction or other instrument given hereunder shall be in writing and will, if delivered, be deemed to have been given and received on the Turkish business day following the day it was delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of disruption of the postal services in which event notice will be deemed to be received only when actually received and, if sent by telecopy, telecommunication or other similar form of communication, (*"telecommunication"*) during normal business hours 9:00 a.m. - 5:00 p.m. local time of the place of receipt), be deemed to have been given or received on the Turkish business day following the day it was so sent, or in the case of telecommunication sent outside normal business hours, on the next following business day.

Any party may at any time give to the other notice in writing of any change of address of the party giving such notice and from and after the giving of such notice, the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

If the terms set out above are satisfactory please sign both copies of this Memorandum of Understanding and return one copy to me. Upon receipt of the signed copy this Memorandum of Understanding shall become a binding and enforceable agreement which will continue in effect until such time as it is replaced by a more formal and comprehensive agreement. We will undertake to have our lawyers prepare a first draft of that definitive agreement promptly.

Yours truly,

TECK COMINCO ARAMA VE MADENCILIK SANAYI TICARET A.S.

By: ______________________________

Tayfun Cerrah
General Manager

Agreed
FRONTEER EURASIA MADENICILIK LTD. STI.

By: ______________________________
[Title:]

This is **SCHEDULE A** to the Biga Regional JV Agreement between
FRONTEER DEVELOPMENT GROUP INC.
and **FRONTEER EURASIA MADENCILIK LTD. STI,**
and **TECK COMINCO ARAMA ve MADENCILIK SANAYI TICARET A.S.**
dated June 1, 2007

PROPERTY DESCRIPTION

The Biga Regional Area of Interest referred to in the opening paragraph of the Agreement is that area which is bounded by points A, B, C and D, but excluding those areas of interest shown as the Area of Interest (TUPRAG) and Area of Interest (Designated Properties), as shown for illustrative purposes, on the map attached as part of this Schedule A.



A
460,000E (26.53)
44 48,000N (40.18)
B
510,000E (27.12)
44 48,000N (40.18)
C
510,000E (27.12)
44 10,000N (39.84)
D
460,000E (26.53)
4410,000N (39.84)
LEGEND
Agidagi
Halilaga
Pirentepe
Kirazli
TV Tower
Biga
Dededagi
Area of interest (BIGA)
Area of interest (TUPRAG)
Area of Interest (Designated properties)
Frontier Licences